EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. ANNOUNCES

2017 RESULTS OF OPERATIONS

HONG KONG, April 30, 2018 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced its results of operations for the year ended December 31, 2017 as follows.

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2015	2016	2017	2017
	CNY	CNY	CNY	US$
	(Restated)	(Restated)

CONTINUING OPERATIONS

Administrative expenses	(3,577)	(4,519)	(6,204)	(953)

OPERATING LOSS	(3,577)	(4,519)	(6,204)	(953)

Finance costs	(2)	(1)	(14)	(2)
Foreign exchange difference, net	(354)	—	—	—
Interest income	164	75	39	6

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	(3,769)	(4,445)	(6,179)	(949)

INCOME TAX EXPENSE	(1,504)	—	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(5,273)	(4,445)	(6,179)	(949)

DISCONTINUED OPERATIONS
Loss for the year from discontinued operations, net of tax	(36,176)	(18,591)	(23,817)	(3,660)

LOSS FOR THE YEAR	(41,449)	(23,036)	(29,996)	(4,609)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(5,273)	(4,445)	(6,179)	(949)
From discontinued operations	(36,176)	(18,591)	(23,817)	(3,660)
	(41,449)	(23,036)	(29,996)	(4,609)

Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	—	—	—	—
	—	—	—	—

	(41,449)	(23,036)	(29,996)	(4,609)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	(0.21)	(0.18)	(0.25)	(0.04)
- For loss from discontinued operations	(1.45)	(0.74)	(0.95)	(0.15)
- Net loss per share	(1.66)	(0.92)	(1.20)	(0.19)

Diluted
- For loss from continuing operations	(0.21)	(0.18)	(0.25)	(0.04)
- For loss from discontinued operations	(1.45)	(0.74)	(0.95)	(0.15)
- Net loss per share	(1.66)	(0.92)	(1.20)	(0.19)

The consolidated statements of profits or loss of the Company for the years ended December 31, 2015, 2016 and 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated statements of profits or loss have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 contained in the Company’s annual report on Form 20-F as filed with the Commission on April 30, 2018.

Mr. Wong Wah On Edward, the Company's Chairman, commented on the results: "The Board has determined to focus the Company’s resources on metals explorations and mining activities and other business operations in the PRC. In November 2017, we acquired Bayannaoer Mining which owns the right to explore for minerals at a mine located in Inner Mongolia Autonomous Region of the PRC. In December 2017, we sold our copper smelting plant in Bolivia. We will continue to explore new businesses opportunities to contribute to revenues and enhance shareholder values."

For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00=CNY6.5067 as quoted by www.ofx.com on December 31, 2017.  The CNY is not freely convertible into foreign currencies and no representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China, is currently engaged in the exploration for lead, silver and other metals in the Inner Mongolia Autonomous Region of the People’s Republic of China.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws.  These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, uncertainties associated with the Company’s reliance on third-party contractors, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. With respect to forward-looking statements that include a statement of its underlying assumptions or bases, the Company cautions that, while it believes such assumptions or bases to be reasonable and has formed them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material depending on the circumstances. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished.